

Mail Stop 3561

December 30, 2008

Mr. Mark D. Chen
Chief Executive Officer
Pantheon China Acquisition Corp.
Suite 10-64
#9 Jianguomenwai Avenue
Chaoyang District
Beijing, China 100600

> **Re: Pantheon China Acquisition Corp.**
> **Schedule 14A**
> **File No. 000-52275**
> **Filed December 4, 2008**

Dear Mr. Chen:

    We have completed our review of your Schedule 14A and related correspondence and have no further comments at this time.

                                            Sincerely,

                                            John Reynolds
                                            Assistant Director

cc: Mitchell Nussbaum
Fax: (212) 504-3013